Exhibit (a)(3)

Memorandum

To:	Eligible Holders of Stock Options Having an Exercise Price of $13.00 per Share or More

From:	Gregory A. Serrao

Date:	December 2, 2002

Re:	Offer to Exchange Options

At its November 1, 2002 meeting, the American Dental Partners board of directors, approved a program to provide American Dental Partners’ employees and non-employee directors with the opportunity, on a strictly voluntary basis, to exchange stock options granted under the Amended and Restated 1996 Stock Option Plan (the “Employee Plan”), the 1996 Time Accelerated Restricted Stock Option Plan (the “TARSOP”), and the Amended and Restated 1996 Directors Stock Option Plan (the “Director Plan”), and having an exercise price of $13.00 per share or more, for new stock options to be granted under the Employee Plan, the TARSOP, and the Director Plan. The new options will be for nine-tenths (0.9) of the shares subject to the exchanged options and will have an exercise price equal to the closing market price of our stock on the day before the new grant date, which is expected to be July 3, 2003.

The board of directors has decided to implement this program because the options that are eligible for exchange have been outstanding for several years and because, since relatively soon after their grant, they had exercise prices ($14.17 per share for those options granted on August 1, 1997 and $13.00 per share for those granted on February 27, 1998) that have been higher—and sometimes considerably higher—than the market value of the Company’s stock. Without attempting to offer any explanation for this fact (which it would not be appropriate for the Company to do), the board believes that replacing these options with new options to purchase fewer shares and with exercise prices equal to the market value at the new grant date will be an appropriate means of encouraging the participants in the option exchange program and providing them with incentives within the scope of the purposes of the three stock option plans.

The opportunity to participate in the exchange program is being offered to any person who is a current employee of the Company and its subsidiaries or a non-employee director of the Company and who, as of today’s date, holds options granted under one of these three plans with an exercise price of at least $13.00 per share. You may tender (surrender) these options to American Dental Partners for exchange, or you may choose not to tender any of your options. Partial tenders of individual stock option grants will not be accepted, however. So, if you hold only one option grant which qualifies for the exchange offer, you must either tender the entire option or else none of it. If you hold more than one individual option grant which qualifies for the exchange offer, you may choose to tender none, some, or all of your individual option grants, but, for any individual option grant which you do choose to tender, you must tender the entire grant.

To receive a grant of new options under the terms of the Employee Plan or the TARSOP, you must be an employee of American Dental Partners or one of its subsidiaries from the date you tender options through the date the Company grants the new options. To receive a grant of new options under the terms of the Director Plan, you must be a director of American Dental Partners who is not an employee or officer of American Dental Partners or any of its subsidiaries from the date you tender options through the date the Company grants the new options. If you cease to be either an employee of American Dental Partners or one of its subsidiaries or a non-employee director of American Dental Partners between the date you tender options and the date the new options are granted, you will not receive any new options in exchange for your tendered options that have been accepted for exchange (which will remain cancelled), and you also will not receive any other consideration for the options tendered.

The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except that:

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The per share exercise price of all new options will equal the market price of American Dental Partners’ stock on the Nasdaq National Market as of the date the new options are granted (i.e., the last reported sale price prior to the new grant date), which is expected to be July 3, 2003; and

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Regardless of the fact that the options you may tender have vested, the new options will have a two-year vesting schedule that will begin on the date the new options are granted, so that your right to purchase one-half of the shares subject to the new options will vest on the first anniversary of the grant date, and your right to purchase the remaining one-half of the shares subject to the new options will vest on the second anniversary of the grant date.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. There is the possibility that the price of American Dental Partners’ stock as of the date of grant of the new options, which is expected to be July 3, 2003, could be greater than the exercise price of the options that are eligible for exchange. You must make your own decision as to whether to tender your options.

The offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal which are enclosed with this memorandum. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender your options. A tender of options involves risks which are discussed in the Offer to Exchange. To tender options, you will be required to properly complete and return to the Company a duly executed Letter of Transmittal and any other documents specified in that letter on or before December 31, 2002, at 12:00 midnight, eastern standard time, unless the offer is extended.

We believe that all persons eligible to participate in this offer should receive the same information at the same time. Accordingly, we have scheduled a teleconference for 1:00 p.m., eastern standard time, on Thursday, December 12, 2002, to give you an opportunity to ask questions about the offer. We encourage you to participate in the teleconference. The toll-free call-in number is (877) 960-3778, and the pass code is 613743. Following the teleconference, if you have any remaining questions about the offer, please contact Breht T. Feigh, Vice President and Chief Financial Officer. We thank you for your continued efforts on behalf of American Dental Partners.

Sincerely,

Gregory A. Serrao
Chairman of the Board,
President, and Chief Executive Officer

Enclosures